Exhibit 99.1

Ballard CFO to Present at 20th Annual Needham Growth Conference in New York City

VANCOUVER, Jan. 8, 2018 /CNW/ - Ballard Power Systems (NASDAQ: BLDP; TSX: BLDP) has announced that Tony Guglielmin, Chief Financial Officer, will present during the 20th Annual Needham Growth Conference at the Lotte New York Palace Hotel in New York City on Wednesday, January 17th, 2018.

During his presentation, Mr. Guglielmin will discuss Ballard's strategic direction and recent progress within the rapidly expanding fuel cell and clean energy area. Throughout the conference Mr. Guglielmin and Guy McAree, Ballard's Director of Investor Relations, will be available for 1-on-1 meetings with interested investors.

About Ballard Power Systems
Ballard Power Systems (NASDAQ: BLDP; TSX: BLDP) provides clean energy products that reduce customer costs and risks, and helps customers solve difficult technical and business challenges in their fuel cell programs. To learn more about Ballard, please visit www.ballard.com.

SOURCE Ballard Power Systems Inc.

View original content: http://www.newswire.ca/en/releases/archive/January2018/08/c4856.html

%CIK: 0001453015

For further information: Guy McAree +1.604.412.7919, media@ballard.com or investors@ballard.com

CO: Ballard Power Systems Inc.

CNW 17:00e 08-JAN-18